    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 1996
                                                     REGISTRATION NO.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                     AMERCO
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            NEVADA                                               88-0106815
(STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)                             IDENTIFICATION NO.)

                            ------------------------
                         1325 AIRMOTIVE WAY, SUITE 100
                            RENO, NEVADA 89502-3239
                                 (702) 688-6300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                           GARY V. KLINEFELTER, ESQ.
                                GENERAL COUNSEL
                                     AMERCO
                         1325 AIRMOTIVE WAY, SUITE 100
                            RENO, NEVADA 89502-3239
                                 (702) 688-6300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

       JON S. COHEN, ESQ.                            ARNOLD B. PEINADO, III
     SNELL & WILMER L.L.P.                      MILBANK, TWEED, HADLEY & MCCLOY
      ONE ARIZONA CENTER                          ONE CHASE MANHATTAN PLAZA
  PHOENIX, ARIZONA 85004-0001                       NEW YORK, NEW YORK 10005
         (602) 382-6247                                  (212) 530-5546
                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

====================================================================================================
TITLE OF CLASS OF SECURITIES TO BE            PROPOSED MAXIMUM                  AMOUNT OF
  REGISTERED                            AGGREGATE OFFERING PRICE(1)          REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------
Debt Securities(1)....................          $600,000,000                   $206,897(2)
====================================================================================================

(1) Such indeterminate amount of Debt Securities as shall be issued at indeterminate prices.
(2) Calculated pursuant to Rule 457(o) of the Rules and Regulations under the Securities Act of 1933.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 (Subject to Completion, Dated August 14, 1996)

PROSPECTUS

                                  $600,000,000

                                  A M E R C O
                                DEBT SECURITIES

                                      LOGO

     AMERCO (the "Company"), a holding company for U-Haul International, Inc., Ponderosa Holdings, Inc., Amerco Real Estate Company, and other companies, may issue and sell from time to time unsecured debt securities ("Securities") consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to an aggregate public offering price of $600,000,000.

     The specific terms of the particular Securities in respect of which this Prospectus is being delivered ("Offered Securities") will be set forth in a supplement to this Prospectus ("Prospectus Supplement") which will be delivered together with this Prospectus, including, where applicable, the specific designation, aggregate principal amount, denomination, maturity, premium, if any, rate (which may be fixed or variable), time and method of calculating payments of interest, if any, place or places where principal, premium, if any, and interest, if any, on such Securities will be payable, any terms of redemption at the option of the Company, any sinking fund provisions, and the initial public offering price for the Offered Securities.

     The Company may sell Securities directly to purchasers or through agents designated from time to time by the Company or to or through underwriters or a group of underwriters which may be managed by one or more underwriters. If any agents of the Company or any underwriters are involved in the sale of Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commission or discount will be set forth in the applicable Prospectus Supplement. The net proceeds to the Company from the sale of Securities will be the public offering price of such Securities less such discount, in the case of an offering through an underwriter, or the purchase price of such Securities less such commission, in the case of an offering through an agent, and less, in each case, other expenses of the Company associated with the issuance and distribution of such Securities.

     No person is authorized to give the information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with this Prospectus and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any state or other jurisdictions where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 5-6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ------------------------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER   , 1996.

                            ------------------------

      THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT
               APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE
                    COMMISSIONER PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company has filed with the Commission a registration statement (the "Registration Statement") with respect to the Securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

     The Company's Series A 8 1/2% Preferred Stock is listed on the New York Stock Exchange and the Company's Common Stock is listed on Nasdaq. Reports, proxy statements, and other information filed by the Company may be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20007.

     In addition, Summary Quarterly Financial Reports may be accessed electronically by means of the Company's home page on the Internet at: http://www.uhaul.com.

                     INFORMATION INCORPORATED BY REFERENCE

     The Annual Report of the Company on Form 10-K for the fiscal year ended March 31, 1996, the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 1996, and the Current Report of the Company on Form 8-K filed with the Commission on May 6, 1996 are incorporated herein by reference.

     All reports filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any documents described above, other than certain exhibits to such documents. Requests should be addressed to:
AMERCO, Investor Relations, 1325 Airmotive Way, Suite 100, Reno, Nevada 89502; telephone: (702) 688-6300.

                                COMPANY SUMMARY

     The Company is the holding company for its principal subsidiary, U-Haul International, Inc. ("U-Haul"). The Company's U-Haul rental operations represented 83.9%, 85.1%, and 85.0% of the Company's total revenue for the years ended March 31, 1996, 1995 and 1994, respectively. The Company is also a holding company for Ponderosa Holdings, Inc. ("Ponderosa") and Amerco Real Estate Company ("AREC"). Throughout this Prospectus, unless the context otherwise requires, the term "Company" includes all of the Company's subsidiaries.

     U-Haul U-Move Operations. Founded in 1945, U-Haul is primarily engaged, through subsidiaries, in the rental of trucks, automobile-type trailers, and support rental items to the do-it-yourself moving customer. The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of approximately 1,100 Company-owned U-Haul Centers and approximately 13,700 independent dealers throughout the United States and Canada. The Company believes it has more moving equipment rental locations than its two largest competitors combined. U-Haul's rental equipment fleet consists of approximately 87,000 trucks and approximately 99,000 trailers. The Company, as part of its fleet renewal program, purchased approximately 80,000 new trucks between March 1987 and March 1996 and reduced the overall average age of its truck fleet from approximately eleven years at March 1987 to approximately five years at March 1996. Since 1990, U-Haul has replaced approximately 62% of its trailer fleet with new, more aerodynamically designed trailers better suited to the low height profile of many newly manufactured automobiles. Additionally, U-Haul sells related products (such as boxes, tape and packaging materials) and rents various kinds of equipment (such as floor polishing and carpet cleaning equipment).

     U-Haul Self-Storage Rental Operations. U-Haul entered the self-storage business in 1974 and offers for rent more than 18.7 million square feet of self-storage space through approximately 800 Company-owned or managed storage locations. The Company believes it is the second largest self-storage operator (in terms of square feet) in the industry. The Company believes its self-storage operations are complementary to its do-it-yourself moving business. All of its self-storage space is located at or near one or more U-Haul Centers or independent U-Haul dealers.

     Ponderosa. Ponderosa serves as the holding company for the Company's insurance businesses. Ponderosa's two principal subsidiaries are Oxford Life Insurance Company ("Oxford") and Republic Western Insurance Company ("RWIC"). For financial statement presentation, the Company's insurance subsidiaries report on a calendar year basis while the Company reports on the basis of a fiscal year ending on March 31.

     Oxford primarily reinsures life, health, and annuity type insurance products and administers the Company's self-insured employee health plan. Approximately 7.2% of Oxford's premium revenue results from business with the Company. Oxford's revenues represented 3.8%, 3.2%, and 2.8% of the Company's total revenue for the years ended March 31, 1996, 1995, and 1994, respectively. Approximately 97% of Oxford's invested assets are in investment grade (NAIC-2 or greater) fixed income securities. Oxford is rated "A-VII" by A.M. Best.

     RWIC originates and reinsures property and casualty type insurance products for various market participants, including independent third parties, the Company's customers, and the Company. RWIC's principal strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. Approximately 39% of RWIC's written premiums result from U-Haul and U-Haul-affiliated underwriting activities. RWIC's revenues represented 12.3%, 11.7%, and 12.2% of the Company's total revenue for the years ended March 31, 1996, 1995, and 1994, respectively. Approximately 98% of RWIC's invested assets are in investment grade (NAIC-2 or greater) fixed income securities. RWIC is rated "A+-VIII" by A.M. Best.

     AREC. AREC owns and actively manages most of the Company's real estate assets, including the Company's U-Haul Center locations. In addition to its U-Haul operations, AREC actively seeks to lease or dispose of the Company's surplus properties.

     The Company's principal executive offices are located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502, and the telephone number of the Company is
(702) 688-6300. For more information on the Company, see "Business."

     The following chart represents the corporate structure of the major operating subsidiaries of the Company.

                                      LOGO

                                  RISK FACTORS

     THE FOLLOWING MATTERS, INCLUDING THOSE MENTIONED ELSEWHERE, SHOULD BE CONSIDERED CAREFULLY BY A PROSPECTIVE INVESTOR IN EVALUATING A PURCHASE OF THE SECURITIES.

COMPANY STOCK REPURCHASE

     As discussed in "Shoen Litigation," the Company will repurchase 10,094,852 shares of its Common Stock on or before October 1, 1996 in satisfaction of a judgment arising out of a lawsuit brought by certain significant shareholders of the Company against certain of its current and former directors. The Company has previously repurchased 8,160,124 shares of Common Stock from four of the plaintiffs in the lawsuit in satisfaction of their claims. After completing all of these repurchases, the Company will have acquired approximately 47.3% of its outstanding Common Stock. The Company is not a defendant in this action.

     The Company will acquire the remaining shares of Common Stock and will satisfy the remainder of the judgment in full with the payment of approximately $256.0 million, plus interest, if ultimately awarded. The Company is currently evaluating alternative methods for funding this repurchase. The Company has sold mortgage notes for proceeds of $83.5 million and has completed a $97.4 million sale and subsequent lease-back of rental trailers to raise a portion of the cash needed. In order to comply with covenants in the Company's current credit agreements following the repurchase of the remaining plaintiffs' stock, it may be necessary to increase stockholders' equity by issuing capital stock. Such capital stock may consist of dividend paying preferred stock, Series B Common Stock, Common Stock, or a combination of the foregoing. There can be no assurance, however, that the Company will be able to issue such capital stock on terms desirable to the Company or that the Company will not have to borrow under its credit agreements or issue additional debt to fund a portion of the repurchase of Common Stock.

     Because the Company has not yet determined all of the sources of cash to satisfy the judgment, the Company is unable to determine with certainty the impact the repurchase will have on the Company's prospective financial condition, results of operations, cash flows, or capital expenditure plans. However, as a result of funding the repurchase, the Company may incur additional costs in the future in the form of dividends on any dividend paying capital stock issued to fund the repurchase and/or interest on borrowed funds. Furthermore, following the repurchase, and without giving effect to any capital stock which may be issued as described above, the Company's outstanding Common Stock will be reduced by 10,094,852 shares, in addition to the 8,160,124 shares repurchased from the plaintiffs to date.

     Other uncertainties remain about the repurchase, including the tax treatment of the payments made and to be made by the Company to the plaintiffs. Specifically, the Company plans to deduct for income tax purposes approximately $324.3 million of the payments already made and remaining to be made by the Company to the plaintiffs, which will reduce the Company's income tax liability. While the Company believes that such income tax deductions are appropriate, there can be no assurance that any such deductions ultimately will be allowed in full. Accordingly, for tax and other reasons, the repurchase could result in material changes in the Company's financial condition, results of operations, and earnings per common share.

     Furthermore, in the event the fair value of the consideration paid by the Company to the plaintiffs is in excess of the fair value of the stock repurchased by the Company, the Company will be required to record an expense equal to the difference. Based upon the uncertainties surrounding the repurchase, the amount of such expense, if any, is not estimable as of the date of this Prospectus. No such expense was recorded for the previous transactions with the plaintiffs and no provision has been made in the Company's financial statements for any payments to be made to the plaintiffs in the future. For the reasons set forth above, the repurchase could have the effect of reducing the Company's net income. See "Shoen Litigation."

ENVIRONMENTAL MATTERS

     The Company has since fiscal 1989 managed a testing and removal program that is expected to result in the removal of all but approximately 100 of its underground storage tanks ("USTs") by the year 2000. Under this program, the Company budgets $7 million annually for UST testing, removal and remediation and has removed a total of 2,296 USTs from April 1, 1989 through June 30, 1996 at a total cost of approximately $26.2 million. At June 30, 1996, the Company owned properties containing approximately 680 USTs. The USTs are used to store various petroleum products, including gasoline, fuel oil, and waste oil, and a majority of USTs have a capacity of less than 6,000 gallons. See
"Business -- Environmental Matters."

SEASONALITY

     The Company's U-Haul rental operations are seasonal and proportionally more of the Company's revenues and net earnings from its rental operations are generated in the first and second quarters of each fiscal year (April through September). In addition, the Company's results of operations have in the past been and will continue to be affected by a wide variety of factors, including natural disasters (which affect, among other things, results of insurance operations) and other events that are beyond the control of the Company.

LIMITED PRIOR MARKET

     There has been no public market for any of the Company's securities other than the Company's Series A 8 1/2% Preferred Stock which is trading on the New York Stock Exchange under the symbol "AO/A" and a small percentage of the Company's Common Stock which is trading on Nasdaq under the symbol "AMOO". There is currently no established market for any Securities that may be offered pursuant to this Prospectus. Although the Company may apply to have the Securities offered hereby listed on a national securities exchange or approved for quotation on Nasdaq, there can be no assurance that it will do so or that an active trading market will develop or be maintained following such offering. The absence of any trading market for any of the Securities may have an adverse effect on the liquidity of such Securities.

                                USE OF PROCEEDS

     The use of proceeds for a particular offering of Securities will be set forth in the Prospectus Supplement relating to such offering.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's ratios of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax earnings from operations plus total fixed charges excluding interest capitalized during the period, and "fixed charges" consists of interest expense, capitalized interest, amortization of debt expense and discounts, and one-third of the Company's annual rental expense (which the Company believes is a reasonable approximation of the interest factor of such rentals). The ratio for the three months ended June 30, 1996 may not be indicative of the ratio to be expected for fiscal 1997 because, among other reasons, the Company's U-Haul rental operations are seasonal and proportionally more of its earnings are generated in the first and second quarters of each fiscal year.

THREE MONTHS
   ENDED
  JUNE 30,                                  YEARS ENDED MARCH 31,
- ------------           ----------------------------------------------------------------
    1996               1996           1995           1994           1993           1992
- ------------           ----           ----           ----           ----           ----
    3.48               2.01           1.99           1.67           1.45           1.21

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial information, insofar as it relates to each of the fiscal years ended March 31, 1996, 1995, 1994, 1993, and 1992, has been derived from and is qualified by reference to the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, which is incorporated by reference herein. The selected financial information related to the three months ended June 30, 1996 and 1995 has been derived from the Company's unaudited quarterly report on Form 10-Q for the quarter ended June 30, 1996, which is incorporated by reference herein. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. The summaries for the three months ended June 30, 1996 and 1995 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. The results of operations for the three months ended June 30, 1996 may not be indicative of the results to be expected for fiscal 1997 because, among other reasons, the Company's U-Haul rental operations are seasonal and proportionally more of its revenue and net earnings are generated in the first and second quarters of each fiscal year.

                                                                                                               FOR THE THREE
                                                                                                               MONTHS ENDED
                                                        FOR THE YEARS ENDED MARCH 31,                            JUNE 30,
                                        --------------------------------------------------------------    -----------------------
                                         1996(1)        1995         1994         1993         1992          1996       1995(1)
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
                                                                      (IN THOUSANDS, EXCEPT RATIOS)
Summary of Operations:
Rental, net sales and other revenue.... $1,094,185   $1,058,499   $  967,743   $  900,863   $  845,128    $  315,551   $  288,427
Premiums and net investment income.....    200,238      177,733      162,151      139,465      126,756        44,157       42,082
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
                                         1,294,423    1,236,232    1,129,894    1,040,328      971,884       359,708      330,509
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
Operating expense, advertising expense,
  and cost of sales....................    880,429      779,302      730,880      697,117      661,229       230,506      220,074
Benefits, losses and amortization of
  deferred acquisition costs...........    168,363      144,303      130,168      115,969       99,091        27,280       30,169
Depreciation(2)........................     81,847      151,409      133,485      110,105      109,641        18,779       37,693
Interest expense.......................     67,558       67,762       68,859       67,958       76,189        18,856       18,832
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
                                         1,198,197    1,142,776    1,063,392      991,149      946,150       295,421      306,768
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
Pretax earnings from operations........     96,226       93,456       66,502       49,179       25,734        64,287       23,741
Income tax expense.....................    (35,832)     (33,424)     (19,853)     (17,270)      (4,940)      (24,282)      (8,564)
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
Earnings from operations before
  extraordinary loss on early
  extinguishment of debt and cumulative
  effect of change in accounting
  principle............................     60,394       60,032       46,649       31,909       20,794        40,005       15,177
Extraordinary loss on early
  extinguishment of debt(3)............         --           --       (3,370)          --           --            --           --
Cumulative effect of change in
  accounting principle(4)..............         --           --       (3,095)          --           --            --           --
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
Net earnings........................... $   60,394   $   60,032   $   40,184   $   31,909   $   20,794    $   40,005   $   15,177
                                        ==========   ==========   ==========   ==========   ==========    ==========   ==========
Ratios:
  Ratio of earnings to fixed
    charges(5).........................       2.01         1.99         1.67         1.45         1.21          3.48         1.95
  Ratio of EBITDA to Interest(6).......       3.94         4.80         4.13         3.61         2.97          5.74         4.41

                                                                  MARCH 31,                                      JUNE 30,
                                        --------------------------------------------------------------    -----------------------
                                           1996         1995         1994         1993         1992          1996         1995
                                        ----------   ----------   ----------   ----------   ----------    ----------   ----------
                                                                       (IN THOUSANDS)
Balance Sheet Data:
Total property, plant and equipment,
  net.................................  $1,316,715   $1,274,246   $1,174,236   $  989,603   $  987,095    $1,249,816   $1,268,623
Total assets..........................  $2,827,978    2,605,989    2,344,442    2,024,023    1,979,324     2,714,443    2,678,930
Notes and loans payable...............     998,220      881,222      723,764      697,121      733,322       756,098      866,132
Stockholders' equity..................     649,548      686,784      651,787      479,958      451,888       677,957      700,949

- ---------------
(1) Reflects the adoption of Statement of Position 93-7, "Reporting on Advertising Costs."
(2) Reflects the change in estimated salvage value during the year ended March 31, 1996.
(3) During fiscal 1994, the Company extinguished $25.2 million of its medium-term notes originally due in fiscal 1995 through 2000. This resulted in an extraordinary charge of $1.9 million, net of $1.0 million of tax benefit. The Company also terminated swaps with a national value of $77.0 million originally due in fiscal 1995. The terminations resulted in an extraordinary charge of $1.5 million net of a $0.8 million tax benefit.
(4) Reflects the adoption of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions."
(5) For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax earnings from operations plus total fixed charges excluding interest capitalized during the period and "fixed charges" consists of interest expense, capitalized interest, amortization of debt expense and discounts and one-third of the Company's annual rental expense (which the Company believes is a reasonable approximation of the interest factor of such rentals).
(6) For purposes of computing the ratio of EBITDA to Interest, "EBITDA" consists of net earnings (loss) before interest, taxes, depreciation, and amortization. EBITDA is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles. EBITDA is included herein because certain investors find it to be a useful tool in understanding cash flow generated from operations that is available for debt service, taxes and capital expenditures.

                                    BUSINESS

HISTORY

     The Company was founded in 1945 under the name "U-Haul Trailer Rental Company". From 1945 to 1975, the Company rented trailers and trucks on a one-way and in-town (round-trip) basis through independent dealers (at that time principally independent gasoline service stations). Since 1974, the Company has developed a network of Company-owned rental centers ("U-Haul Centers") through which U-Haul rents its trucks and trailers and provides a number of other related products and services and has expanded the number and geographic diversity of its independent dealers. At June 30, 1996, the Company's distribution network included approximately 1,100 U-Haul Centers and approximately 13,700 independent dealers.

     In March 1974, in conjunction with the acquisition and construction of U-Haul Centers, the Company entered the self-storage business. As of March 31, 1996, approximately 72% of the Company's U-Haul Centers were located at or near U-Haul self storage locations. Beginning in 1974, the Company introduced the sale and installation of hitches and towing systems, as well as the sale of support items such as packing and moving aids. During 1983, the Company expanded its range of do-it-yourself rental products to include tools and equipment for the homeowner and small contractor and other general rental items.

     In 1969, the Company acquired Oxford to provide employee health and life insurance for the Company in a cost-effective manner. In 1973, the Company formed RWIC to provide automobile liability insurance for the U-Haul truck and trailer rental customers.

     Commencing in 1987, the Company began the implementation of a strategic plan designed to emphasize reinvestment in its core do-it-yourself rental, moving, and storage business. The plan included a fleet renewal program (see "Business -- U-Haul Operations -- Rental Equipment Fleet"), and provided for the discontinuation of certain unprofitable and unrelated operations. As part of its plan, the Company discontinued the operation of its full-service moving van lines, initiated the phase out of its recreational vehicle rental operations, and began the disposition of its recreational vehicle rental fleet. The disposition of the moving van lines' assets and the recreational vehicle rental fleet was completed in 1988 and 1992, respectively. The Company also eliminated various types of rental equipment and closed certain warehouses and repair facilities. The Company believes that its refocused business strategy enabled U-Haul to generate higher revenues and to achieve significant cost savings.

     Since 1987, the Company has sold surplus real estate assets with a book value of approximately $43.6 million for total proceeds of approximately $87.9 million.

     In 1990, the Company reorganized its operations into separate legal entities, each with its own operating, financial, and investment strategies. The reorganization separated the Company into three parts: U-Haul rental operations, insurance, and real estate. The purpose of the reorganization was to increase management accountability and to allow the allocation of capital based on defined performance measurements.

BUSINESS STRATEGY

     U-HAUL OPERATIONS

     The Company's present business strategy remains focused on the do-it-yourself moving customer. The objective of this strategy is to offer, in an integrated manner over a diverse geographical area, a wide range of products and services to the do-it-yourself moving customer.

     Integrated Approach to Moving. Through its "Moving Made Easier(R)" program, the Company strives to offer its customers a high quality, reliable, and convenient fleet of trucks and trailers at reasonable prices while simultaneously offering other related products and services, including moving accessories, self-storage facilities, and other items often desired by the do-it-yourself mover. The rental trucks purchased in the fleet renewal program have been designed with the do-it-yourself customer in mind to include features such as low decks, air conditioning, power steering, automatic transmissions, soft suspensions, AM/FM cassette stereo systems, and over-the-cab storage. The Company has introduced certain insurance products, including

"Safemove(R)" and "Safestor(R)", to provide the do-it-yourself mover with certain moving-related insurance coverage. In addition, the Company provides rental customers the option of storing their possessions at either their points of departure or destination.

     Wide Geographic Distribution. The Company believes that the customer access, in terms of truck or trailer availability and proximity of rental locations, is critical to its success. Since 1987, the Company has more than doubled the number of U-Haul rental locations, with a net addition of over 8,300 independent dealers.

     High Quality Fleet. To effectively service the U-Haul customer at these additional rental locations with equipment commensurate with the Company's commitment to product excellence, the Company, as part of the fleet renewal program, purchased approximately 80,000 new trucks between March 1987 and March 1996 and reduced the overall average age of its truck fleet from approximately 11 years at March 1987 to approximately five years at March 1996. During this period, approximately 64,000 trucks were retired or sold.

     Since 1990, U-Haul has replaced approximately 61% of its trailer fleet with new, more aerodynamically designed trailers better suited to the low height profile of many newly manufactured automobiles. Given the mechanical simplicity of a trailer relative to a truck as well as a trailer's longer useful life, the Company expects to replace trailers only as necessary.

     Network Management System. Beginning in 1983, the Company implemented a point-of-sale computer system for all of its Company-owned locations. The system was designed primarily to handle the Company's reservations, traffic, and reporting of rental transactions. The Company believes that the implementation of the system has been a significant factor in allowing the Company to increase its fleet utilization. On an ongoing basis, the Company is enhancing and revising the system to include managerial tools, such as budgeting and profit and loss reporting. The Company is also expanding the system to include transaction reporting from independent dealers and managed storage facilities.

     INSURANCE OPERATIONS

     Oxford's business strategy emphasizes long-term capital growth funded through earnings from reinsurance and investment activities. In the past, Oxford has selectively reinsured life, health, and annuity-type insurance products. Oxford anticipates pursuing its growth strategy by providing reinsurance facilities to well-managed insurance or reinsurance companies which offer similar products and are in need of additional capital, either as a result of rapid growth or regulatory demands, or are interested in divesting non-core business lines.

     RWIC's principal business strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. RWIC believes that providing U-Haul and U-Haul customers with property and casualty insurance coverage has enabled it to develop expertise in the areas of rental vehicle lessee insurance coverage, self-storage property coverage, motor home insurance coverage, and general rental equipment coverage. RWIC has used, and plans to continue to use, this knowledge to expand its customer base by offering similar products to insureds other than U-Haul and its customers. In addition, RWIC plans to expand its involvement in specialized areas by offering commercial multi-peril and excess workers' compensation.

U-HAUL OPERATIONS

     GENERAL

     The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of Company-owned U-Haul Centers and independent dealers throughout the United States and Canada.

     Substantially all of the Company's rental revenue is derived from do-it-yourself moving customers. Other occasional use customers provide the remaining rental revenue. Moving rentals include: (i) in-town (round-trip) rentals, where the equipment is returned to the originating U-Haul Center or independent dealer and (ii) one-way rentals, where the equipment is returned to a U-Haul Center or independent dealer in another city. Typically, the number of in-town(R) rental transactions is substantially greater than the number of one-way rental transactions. However, total revenues generated by one-way transactions typically exceed total revenues from in-town rental transactions.

     As part of the Company's integrated approach to the do-it-yourself moving market, U-Haul has a variety of product offerings. U-Haul's "Moving Made Easier(R)" program is designed to offer clean, well-maintained rental trucks and trailers at a price the customer can afford and to provide support items such as furniture pads, hand trucks, appliance and utility dollies, mirrors, tow bars, tow dollies, and bumper hitches. The Company also sells boxes, tape, and packaging materials and rents additional items such as floor polishers and carpet cleaning equipment at its U-Haul Center locations. U-Haul Centers also sell and install hitches, sell propane, and some of them sell gasoline. U-Haul sells insurance packages such as (i) "Safemove(R)", which provides moving customers with a damage waiver, cargo protection, and medical and life coverage, and (ii) "Safestor(R)", which provides self-storage rental customers with various insurance coverages.

     The U-Haul truck and trailer rental business tends to be seasonal with proportionally more transactions and revenues generated in the spring and summer months than during the balance of the year. The Company attributes this seasonality to the preference of do-it-yourself movers to move during this time. Also, consistent with do-it-yourself mover preferences, the number of rental transactions tends to be higher on weekends than on weekdays.

     RENTAL EQUIPMENT FLEET

     As of June 30, 1996, U-Haul's rental equipment fleet consisted of approximately 87,000 trucks and approximately 99,000 trailers. Rental trucks are offered in five sizes and range in size from the ten-foot "Mini-Mover(R)" to the twenty-six-foot "Super-Mover(R)". In addition, U-Haul offers pick-up trucks and cargo vans at many of its locations. Trailers range between six feet and twelve feet in length and are offered in both open and closed box configurations.

     DISTRIBUTION NETWORK

     The Company's U-Haul products and services are marketed across the United States and Canada through approximately 1,100 Company-owned U-Haul Centers and approximately 13,700 independent dealers as of June 30, 1996. The independent dealers, which include gasoline station operators, general equipment rental operators, and others, rent U-Haul trucks and trailers in addition to carrying on their principal lines of business. U-Haul Centers, however, are dedicated to the U-Haul line of products and services. Independent dealers are commonly located in suburban and rural markets, while U-Haul Centers are concentrated in urban and suburban markets.

     Independent dealers receive U-Haul equipment on a consignment basis and are paid a commission on gross revenues generated from their rentals. Independent dealers also may earn referral commissions on U-Haul products and services provided at other U-Haul locations. The Company maintains contracts with its independent dealers that can be canceled upon thirty days' written notice by either party.

     In addition, the Company has sought to improve the productivity of its rental locations by installing computerized reservations and network management systems in each U-Haul Center and with a limited number of independent dealers. The Company believes that these systems have been a major factor in enabling the Company to deploy equipment more effectively throughout its network of locations and anticipates expanding these systems to cover additional independent dealers.

     The Company's U-Haul Center and independent dealer network in the United States and Canada is divided into ten districts, each supervised by an area district vice president. Within the districts, the Company has established local marketing companies, each of which, guided by a marketing company president, is responsible for retail marketing at all U-Haul Centers and independent dealers within its respective geographic area.

     Although rental dealers are independent, U-Haul area field managers work with the dealer network by reviewing each independent dealer's facilities, auditing their activities, and providing training on securing more customers on a regular basis. In addition, the area field managers recruit new independent dealers for expansion or replacement purposes. U-Haul has instituted performance compensation programs that focus on accomplishment and reward strong performers.

     SELF-STORAGE BUSINESS

     U-Haul entered the self-storage business in 1974 and since that time has increased the rentable square footage of its storage locations through the acquisition of existing facilities and new construction. In addition, the Company has entered into management agreements to manage self-storage properties owned by others and is expanding its ownership of self-storage facilities. The Company also provides financing and management services for independent self-storage businesses.

     Through approximately 800 Company-owned or managed storage locations in the United States and Canada, the Company offers for rent more than 18.7 million square feet of self-storage space as of June 30, 1996. The Company's self-storage facility locations range in size from 1,000 to 149,000 square feet of storage space, with individual storage spaces ranging in size from 16 square feet to 200 square feet.

     The primary market for storage rooms is the storage of household goods. The majority of customers renting storage rooms are in the process of a move. Even with an increase of over 25,000 new and acquired storage rooms during fiscal 1996, average occupancy remained high, rates in the mid 80% range, with very little seasonal variation. During fiscal 1996 and fiscal 1995, delinquent rentals as a percentage of total storage rentals were approximately 6% in each year. The Company considers this rate to be satisfactory.

     EQUIPMENT DESIGN, MANUFACTURE AND MAINTENANCE

     The Company designs and manufactures its truck van boxes, trailers, and various other support rental equipment items. With the needs of the do-it-yourself moving customer in mind, the Company's equipment is designed to achieve high safety standards, simplicity of operation, reliability, convenience, durability, and fuel economy. Truck chassis are manufactured to Company specifications by both foreign and domestic truck manufacturers. These chassis receive certain post-delivery modifications and are joined with van boxes at seven Company-owned manufacturing and assembly facilities in the United States.

     The Company services and maintains its trucks and trailers through an extensive preventive maintenance program. Regular vehicle maintenance is generally performed at Company-owned facilities located throughout the United States and Canada. Major repairs are performed either by the chassis manufacturers' dealers or by Company-owned repair shops. To the extent available, the Company takes advantage of manufacturers' warranties.

     COMPETITION

     The do-it-yourself moving truck and trailer rental market is highly competitive and dominated by national operators in both the in-town and one-way markets. These competitors include the truck rental divisions of Ryder System, Penske Truck Leasing, and Budget Rent-A-Car. Management believes that there are two distinct users of rental trucks: commercial users and do-it-yourself users. As noted above, the Company focuses on the do-it-yourself mover. The Company believes that the principal competitive factors are price, convenience of rental locations, and availability of quality rental equipment.

     The self-storage industry is also highly competitive. The top three national firms, including the Company, Public Storage and Shurgard, only account for ten percent of total industry square footage. Efficient management of occupancy and delinquency rates, as well as price and convenience, are key competitive factors.

     EMPLOYEES

     For the period ended March 31, 1996, the Company's non-seasonal workforce consisted of approximately 13,000 employees comprised of approximately 39% part-time and 61% full-time employees. During the summer months, the Company increases its workforce by approximately 450 employees and the percentage of part-time employees increases to approximately 43% of the total workforce. The Company's employees are non-unionized, and management believes that its relations with its employees are satisfactory.

INSURANCE OPERATIONS

     OXFORD -- LIFE INSURANCE

     Oxford underwrites life, health and annuity insurance, both as a direct writer and as an assuming reinsurer. Oxford's direct writings are primarily related to the underwriting of credit life and accident and health business which accounted for 20.8% of Oxford's premium revenues for the year ended December 31, 1995. Oxford's other direct lines are related to group life and disability coverage issued to employees of the Company. For the year ended December 31, 1995, approximately 7.2% of Oxford's premium revenues resulted from business with the Company. In addition, direct premium revenue includes individual life insurance acquired from other insurers. Oxford administers the Company's self-insured group health and dental plans.

     Oxford's reinsurance assumed lines, which accounted for approximately 71.8% of Oxford's premium revenues for the year ended December 31, 1995, include individual life insurance coverage, annuity coverages, excess loss health insurance coverage, credit life, credit accident and health, and short-term travel accident coverage. These reinsurance arrangements are entered into with unaffiliated insurers, except for travel accident products reinsured from RWIC.

     RWIC -- PROPERTY AND CASUALTY

     RWIC's underwriting activities consist of three basic areas: U-Haul and U-Haul-affiliated underwriting, direct underwriting, and assumed reinsurance underwriting. U-Haul underwritings include coverage for U-Haul and U-Haul employees, and U-Haul-affiliated underwritings consist primarily of coverage for U-Haul customers. For the year ended December 31, 1995, approximately 39% of RWIC's written premiums resulted from U-Haul and U-Haul-affiliated underwriting activities. RWIC's direct underwriting is done through home office underwriters and selected general agents. The products provided include liability coverage for rental vehicle lessees and storage rental properties, and coverage for commercial multiple peril and excess workers' compensation. RWIC's assumed reinsurance underwriting is done via broker markets and includes, among other things, reinsurance of municipal bond insurance written through MBIA, Inc.

     RWIC's liability for unpaid losses is based on estimates of the ultimate cost of settling claims reported prior to the end of the accounting period, estimates of reinsurers and estimates of incurred but unreported losses which are based on RWIC's experience and insurance industry historical experience. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expense paid to losses paid.

     The liabilities are estimates of the amount necessary to settle all claims as of the date of the stated reserves and all incurred but not reported claims. RWIC updates the reserves as additional facts regarding claims become available. In addition, court decisions, economic conditions and public attitudes impact the estimation of reserves and also the ultimate cost of claims. In estimating reserves, no attempt is made to isolate inflation from the combined effect of numerous factors including inflation. Unpaid losses and unpaid loss expenses are not discounted.

     RWIC's unpaid loss and loss expenses are certified annually by an independent actuarial consulting firm as required by state regulation.

     Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                                           1995         1994         1993
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Balance at January 1...............................  $329,741     $314,482     $320,509
      Less reinsurance recoverable.....................    74,663       76,111       81,747
                                                         --------     --------     --------
    Net balance at January 1...........................   255,078      238,371      238,762
    Incurred related to:
      Current year.....................................   114,110      102,782       91,044
      Prior years......................................     8,292        6,576       12,688
                                                         --------     --------     --------
    Total incurred.....................................   122,402      109,358      103,732
    Paid related to:
      Current year.....................................    22,576       22,269       20,200
      Prior years......................................    86,796       70,382       83,923
                                                         --------     --------     --------
    Total paid.........................................   109,372       92,651      104,123
    Net balance at December 31.........................   268,108      255,078      238,371
      Plus reinsurance recoverable.....................    73,873       74,663       76,111
                                                         --------     --------     --------
    Balance at December 31.............................  $341,981     $329,741     $314,482
                                                         ========     ========     ========

     As a result of changes in estimates of insured events in prior years, the provision for unpaid loss and loss adjustment expenses (net of reinsurance recoveries of $26.7 million and $26.5 million in 1995 and 1994, respectively) increased by $8.3 million and $6.6 million in 1995 and 1994, respectively, because of higher than anticipated losses and related expenses for claims associated with assumed reinsurance and certain retrospectively rated policies.

     The table on the next page illustrates the change in unpaid loss and loss adjustment expenses. The first line shows the reserves as originally reported at the end of the stated year. The second section, reading down, shows the cumulative amounts paid as of the end of successive years with respect to that reserve. The third section, reading down, shows revised estimates of the original recorded reserve as of the end of successive years. The last section compares the latest revised estimated reserve amount to the reserve amount as originally established. This last section is cumulative and should not be summed.

                    UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

                                                                        DECEMBER 31
                                ----------------------------------------------------------------------------------------
                                  1985            1986            1987            1988            1989            1990
                                --------        --------        --------        --------        --------        --------
                                                             (IN THOUSANDS)
Adjustment Expenses:.........   $123,342        $146,391        $168,688        $199,380        $207,939        $226,324
Paid (Cumulative) as of:
   One year later............     41,170          54,627          49,681          59,111          50,992          55,128
   Two years later...........     77,697          92,748          91,597          89,850          87,850          97,014
   Three years later.........    105,160         124,278         110,834         114,979         116,043         120,994
   Four years later..........    126,734         137,744         129,261         133,466         132,703         133,338
   Five years later..........    133,421         151,354         142,618         145,864         142,159         144,764
   Six years later...........    142,909         161,447         152,579         153,705         151,227
   Seven years later.........    151,379         169,601         158,531         161,498
   Eight years later.........    158,728         173,666         165,021
   Nine years later..........    162,082         178,101
   Ten years later...........    165,923
Reserve Reestimated as of:
   One year later............    138,287         167,211         187,663         200,888         206,701         229,447
   Two years later...........    147,968         192,272         190,715         202,687         206,219         221,450
   Three years later.........    168,096         192,670         194,280         203,343         199,925         211,998
   Four years later..........    168,040         199,576         195,917         199,304         198,986         207,642
   Five years later..........    175,283         201,303         195,203         200,050         197,890         200,629
   Six years later...........    178,232         202,020         196,176         198,001         194,601
   Seven years later.........    182,257         202,984         196,770         197,112
   Eight years later.........    184,266         202,654         196,072
   Nine years later..........    187,247         203,285
   Ten years later...........    188,301
  Initial Reserve in Excess
     of (Less than)
     Reestimated Reserve:
 Amount (Cumulative).........   $(64,959)       $(56,894)       $(27,384)       $  2,268        $ 13,338        $ 25,695

                                                               DECEMBER 31
                                ------------------------------------------------------------------------
                                  1991            1992            1993            1994            1995
                                --------        --------        --------        --------        --------
Adjustment Expenses:.........   $236,019        $238,762        $314,482        $329,741        $341,981
Paid (Cumulative) as of:
   One year later............     65,532          83,923          70,382          86,796
   Two years later...........    105,432         123,310         115,467
   Three years later.........    126,390         153,030
   Four years later..........    143,433
   Five years later..........
   Six years later...........
   Seven years later.........
   Eight years later.........
   Nine years later..........
   Ten years later...........
Reserve Reestimated as of:
   One year later............    231,779         251,450         321,058        338,033
   Two years later...........    224,783         254,532         323,368
   Three years later.........    223,403         253,844
   Four years later..........    214,854
   Five years later..........
   Six years later...........
   Seven years later.........
   Eight years later.........
   Nine years later..........
   Ten years later...........
  Initial Reserve in Excess
     of (Less than)
     Reestimated Reserve:
 Amount (Cumulative).........   $ 21,165        $(15,082)       $ (8,886)       $ (8,292)

     The operating results of the property and casualty insurance industry, including RWIC, are subject to significant fluctuations due to numerous factors, including premium rate competition, catastrophic and unpredictable events (including man-made and natural disasters), general economic and social conditions, interest rates, investment returns, changes in tax laws, regulatory developments, and the ability to accurately estimate liabilities for unpaid losses and loss adjustment expenses.

     INVESTMENTS

     Oxford's and RWIC's investments must comply with the insurance laws of the State of Arizona where the companies are domiciled. These laws prescribe the type, quality, and concentration of investments that may be made. In general, these laws permit investments in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and real estate, within specified limits and subject to certain qualifications. Moreover, in order to be considered an acceptable reinsurer by cedents and intermediaries, a reinsurer must offer financial security. The quality and liquidity of invested assets are important considerations in determining such security.

     The investment philosophies of Oxford and RWIC emphasize protection of principal through the purchase of investment grade fixed income securities. Approximately 97% of Oxford's portfolio and 98% of RWIC's portfolio consist of investment grade (NAIC-2 or greater) fixed income securities. The maturity distributions are designed to provide sufficient liquidity to meet future cash needs.

     REINSURANCE

     The Company's insurance operations assume and cede insurance from and to other insurers and members of various reinsurance pools and associations. Reinsurance arrangements are utilized to provide greater diversification of risk and to minimize exposure on large risks. However, the original insurer remains liable should the assuming insurer not be able to meet its obligations under the reinsurance agreements.

     REGULATION

     The Company's insurance subsidiaries are subject to considerable regulation and supervision in the states in which they transact business. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders. As a result of federal legislation, the primary regulation of the insurance industry is performed by the states. State regulation extends to such matters as licensing companies; restricting the types or quality of investments; regulating capital and surplus and actuarial reserve maintenance; setting solvency standards; requiring triennial financial examinations, market conduct surveys, and the filing of reports on financial condition; licensing agents; regulating aspects of the insurance companies' relationship with their agents; restricting expenses, commissions, and new business issued; imposing requirements relating to policy contents; restricting use of some underwriting criteria; regulating rates, forms, and advertising; limiting the grounds for cancellations or non-renewal of policies; regulating solicitation and replacement practices; and specifying what constitutes unfair practices. State laws also regulate transactions and dividends between an insurance company and its parent or affiliates, and generally require prior approval or notification for any change in control of the insurance subsidiary.

     In the past few years, the insurance and reinsurance regulatory framework has been subjected to increased scrutiny by the National Association of Insurance Commissioners (the NAIC), state legislatures, insurance regulators, and the United States Congress. State legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. The NAIC and state insurance regulators have been examining existing laws and regulations with an emphasis on insurance company investment and solvency issues. Legislation has been introduced in Congress that could result in the federal government assuming some role in the regulation of the insurance industry. It is not possible to predict the future impact of changing state and federal regulation on the operations of Oxford and RWIC.

     Oxford and RWIC have adopted the NAIC minimum risk-based capitalization requirements for insurance companies. As of December 31, 1995, Oxford and RWIC are in compliance with these requirements.

     COMPETITION

     The insurance industry is competitive. Competitors include a large number of life insurance companies and property and casualty insurance companies, some of which are owned by stockholders and others of which are owned by policyholders (mutual). Many companies in competition with Oxford and RWIC have been in business for a longer period of time or possess substantially greater financial resources. Competition in the insurance business is based upon price, product design, and services rendered to producers and policyholders.

AMERCO REAL ESTATE OPERATIONS

     AREC owns and manages most of the Company's real estate assets, including the Company's U-Haul Center locations. AREC has responsibility for acquiring and developing properties suitable for new U-Haul Centers and self-storage locations. AREC is also responsible for managing any environmental risks associated with the Company's real estate. In addition to the U-Haul operations, AREC actively seeks to lease or dispose of surplus properties.

ENVIRONMENTAL MATTERS

     UNDERGROUND STORAGE TANKS

     The Company owns properties that, as of June 30, 1996, contained approximately 680 underground storage tanks (USTs). The USTs are used to store various petroleum products, including gasoline, fuel oil, and waste oil. The USTs are subject to various federal, state, and local laws and regulations that require testing and removal of leaking USTs, and remediation of polluted soils and groundwater under certain circumstances. In addition, if leakage from USTs has migrated, the Company may be subject to civil liability to third parties. From April 1, 1989 through June 30, 1996, the Company incurred expenditures totaling approximately $26.2 million for removal and remediation of 2,296 USTs, a portion of which may be recovered from insurance and certain states' funds for the removal of USTs. Expenditures incurred through the end of fiscal 1996 may not be representative of future experience. However, the Company believes that compliance with laws and regulations, and cleanup and liability costs related to USTs will not have a material adverse effect on the Company's financial condition or operating results.

     In fiscal 1989, the Company began its current program emphasizing removal of all but approximately 100 USTs by the year 2000. The USTs expected to remain at the year 2000 are currently anticipated to consist primarily of waste oil tanks not required to be removed under current laws and regulations and gasoline tanks located at its remote rental locations where their use is deemed necessary to service the Company's moving customers. The Company has budgeted $7.0 million for fiscal 1997 for UST testing, removal, and remediation. Removal and remediation costs are capitalized to the extent these costs improve the safety or efficiency of the properties or are incurred in preparing the properties for sale.

     FEDERAL SUPERFUND SITES

     The Company has been named as a "potentially responsible party" (PRP) with respect to the disposal of hazardous wastes at fourteen federal superfund hazardous waste sites located in eleven states. Under applicable laws and regulations the Company could be held jointly and severally liable for the costs to clean up these sites. Currently, the Company has entered into settlements for nine of the sites for de minimis amounts. One of the sites has been disputed by the Company with no response for eight years. Based upon the information currently available to the Company regarding these fourteen sites, the current anticipated magnitude of the cleanup, the number of PRPs, and the volumes of hazardous waste currently anticipated to be attributed to the Company and other PRPs, the Company believes its share of the cost of investigation and cleanup at the fourteen superfund sites will not have a material adverse effect on the Company's financial condition or operating results.

     WASHINGTON STATE HAZARDOUS WASTE SITES

     A subsidiary of U-Haul owns one property located within two different state hazardous waste sites in the State of Washington. The property is located in Yakima, Washington and is believed to contain elevated levels of pesticide and other contaminant residue as a result of onsite operations conducted by one or more former owners. The State of Washington has designated the property as a state hazardous waste site known as the "Yakima Valley Spray Site". The subsidiary, U-Haul Co. of Inland Northwest (Inland Northwest), has been named by the State of Washington as a "potentially liable party" (PLP) under state law with respect to this site, along with approximately 100 other companies and individuals. Inland Northwest, together with eight other companies and persons, has formed a committee that has retained an environmental consultant. The process of site assessment on the Yakima Valley Spray Site is ongoing and, based upon the information currently available to Inland Northwest regarding the volume and nature of wastes present, Inland Northwest is unable to reasonably assess the potential investigation and cleanup costs, but the costs could be substantial. Although Inland Northwest has entered into an agreement with such other companies and persons under which Inland Northwest has assumed responsibility for 20% of the costs to investigate the site, no agreement among the parties with respect to cleanup costs has been entered into at the date hereof.

     In addition, Inland Northwest has been named by the State of Washington as a PLP along with 300 other PLPs with respect to another state-listed hazardous waste site known as the "Yakima Railroad Site". The

Yakima Valley Spray Site is located within the Yakima Railroad Site. Inland Northwest has been notified that the Yakima Railroad Site involves potential groundwater contamination in an area of approximately two square miles. Inland Northwest has contested its designation as a PLP at this site, but, at the date hereof, no formal ruling has been issued in this matter.

     In February 1992, the State of Washington issued an enforcement order to Inland Northwest and eight other parties requiring an interim remedial action and the provision of bottled water to households that obtain drinking water from wells within the Yakima Railroad Site. Without conceding any liability, Inland Northwest and several of the other PLPs have implemented the bottled water program. Over the past four years, Inland Northwest has incurred an average annual expense of $720 for the bottled water program. The State of Washington has stated its intention to expand the existing municipal water system to supply municipal water to those households currently receiving bottled water, and it is estimated that the cost thereof will be approximately $6 million, with such cost being allocated among the 300 PLPs.

     In addition, there will be costs associated with remedial measures to address the regional groundwater contamination issue. The process of site assessment on the Yakima Railroad Site is ongoing and, based upon the information currently available to Inland Northwest regarding the volume and nature of wastes present, Inland Northwest is unable to reasonably assess the potential investigation and clean-up costs, but the costs could be substantial. Moreover, the investigative and remedial costs incurred by the State can be imposed upon Inland Northwest and any other PLP as a joint and several liability. At the date of this report, other than the indication of the expansion of the municipal water system, there has been no formal indication from the State of Washington of its intentions regarding future cost recoveries at the Yakima Railroad Site.

     OTHER

     Subsidiaries of the Company own twelve facilities that manufacture and assemble various components of the Company's equipment. In addition, the subsidiaries own various facilities engaged in the maintenance and servicing of its equipment. Various individual properties owned and operated by the Company are subject to various state and local laws and regulations relating to the methods of disposal of solvents, tires, batteries, antifreeze, waste oils and other materials. Compliance with these requirements is monitored and enforced at the local level. Based upon information currently available to the Company, compliance with these local laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition or operating results.

     AREC currently leases approximately 200 properties to various businesses. AREC has a policy of leasing properties subject to an environmental indemnification from the lessee for operations conducted by the lessee. It should be recognized, however, that such indemnifications do not cover pre-existing conditions and may be limited by the lessee's financial capabilities. In any event, to the extent that any lessee does not perform any of its obligations under applicable environmental laws and regulations, the Company may remain potentially liable to governmental authorities and other third parties for environmental conditions at the leased properties. Furthermore, as between the Company and its lessees, disputes may arise as to allocation of liability with respect to environmental conditions at the leased properties.

                                SHOEN LITIGATION

     A judgment was entered on February 21, 1995, in an action in the Superior Court of the State of Arizona, Maricopa County, entitled Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988 (the "Shoen Litigation") against Edward J. Shoen, James P. Shoen, Aubrey K. Johnson, John M. Dodds, and William E. Carty, who are current members of the Board of Directors of the Company and against Paul F. Shoen, who is a former director. The Company was also a defendant in the action as originally filed, but was dismissed from the action on August 15, 1994. The plaintiffs alleged, among other things, that certain of the individual plaintiffs were wrongfully excluded from sitting on the Company's Board of Directors in 1988 through the sale of Company Common Stock to certain key employees. That sale allegedly prevented the plaintiffs from gaining a majority position in the Company's Common Stock and control of the Company's Board of Directors. The plaintiffs alleged various breaches of fiduciary duty and other unlawful conduct by the individual defendants and sought equitable relief, compensatory damages, punitive damages, and statutory post-judgment interest.

     Based on the plaintiffs' theory of damages, the court ruled that the plaintiffs elected as their remedy in this lawsuit to transfer their shares of stock in the Company to the defendants upon the satisfaction of the judgment. The judgment was entered against the defendants in the amount of approximately $461.8 million plus interest and taxable costs. In addition, on February 21, 1995, judgment was entered against Edward J. Shoen in the amount of $7 million as punitive damages. On March 23, 1995, Edward J. Shoen filed a notice of appeal with respect to the award of punitive damages.

     Pursuant to separate indemnification agreements, the Company has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or By-Laws, for all expenses and damages incurred by the defendants in this proceeding, subject to certain exceptions. In addition, the transfer of Common Stock from the plaintiffs to the defendants would implicate rights held by the Company. For example, pursuant to the Company's By-Laws, the Company has certain rights of first refusal with respect to the transfer of the plaintiffs' stock. Furthermore, the defendants' rights to acquire the plaintiffs' stock may present a corporate opportunity which the Company is entitled to exercise.

     On February 21, 1995, Edward J. Shoen, James P. Shoen, Aubrey K. Johnson, John M. Dodds, and William E. Carty (the "Director-Defendants") filed for protection under Chapter 11 of the federal bankruptcy laws, resulting in the issuance of an order automatically staying the execution of the judgment against those defendants. In late April 1995, the Director-Defendants, in cooperation with the Company, filed plans of reorganization in the United States Bankruptcy Court for the District of Arizona, all of which propose the same funding and treatment of the plaintiffs' claims resulting from the judgment in the Shoen Litigation. The plans of reorganization, as amended and restated on February 29, 1996, were confirmed by the bankruptcy court on March 15, 1996. The plans, as confirmed, shall collectively be referred to as the "Plan".

     On April 25, 1995, the Director-Defendants filed an action in the bankruptcy court seeking injunctive relief to prevent the Company from conducting its annual meetings of stockholders until the Plan is confirmed and/or to prevent the plaintiffs from voting the common stock that they are required to transfer pursuant to the Shoen Litigation. On June 8, 1995, the bankruptcy court issued a memorandum decision and an order enjoining the Company from holding its 1994 Annual Meeting of Stockholders (which was originally delayed as a result of litigation initiated by Paul F. Shoen) or any subsequent annual meeting of stockholders until the court enters an order confirming or denying confirmation of the Plan or until further order of the court. On June 21, 1996, the bankruptcy court issued an order enjoining the annual meetings until consummation of the Plan. The Company has not scheduled the 1994, 1995, or 1996 Annual Meetings of Stockholders. However, the Company anticipates that such meetings will occur as soon as practicable after the consummation of the Plan.

     In early October 1995, the Director-Defendants made written demand upon the Company to make them whole for losses resulting from the judgment in the Shoen Litigation. The Director-Defendants also asserted substantial claims against the Company related to or arising from the Shoen Litigation, including, but not limited to, claims for financial losses, emotional distress, loss of business and/or professional reputation, loss of credit standing and breach of contract. The Director-Defendants claim that their actions that form the basis for the judgment in the Shoen Litigation were actions within the scope of the Director-Defendants' duties and that such actions were undertaken in good faith and for the benefit of the Company.

     In addition, the Director-Defendants had retained unexpired appeal rights with respect to the Shoen Litigation. If the Director-Defendants exercised such appeal rights, the damage award may have increased and the Company may have been exposed to increased liability to the Director-Defendants under existing indemnity agreements.

     In recognition of the foregoing and of the substantial risks associated with an appeal of the Shoen Litigation, on October 17, 1995, the Company entered into an agreement ("the Agreement") with the Director-Defendants resolving the foregoing issues. Under the Agreement, the Company agreed, among other things, to fund the Plan and to release the Director-Defendants from all claims the Company may have against them arising from the Shoen Litigation. In addition, the Director-Defendants agreed, (i) to release, subject to certain exceptions, the Company from any claim they may have against it pursuant to any indemnification agreements, (ii) to assign all rights they have under the Shoen Litigation to the Company, (iii) to waive all appeal rights related to the Shoen Litigation (not including Edward
J. Shoen's appeal of the punitive damage award), and (iv) not to oppose the Company should it elect to exercise its right of first refusal on any Common Stock to be transferred by the plaintiffs upon satisfaction of the judgment in the Shoen Litigation.

     On September 19, 1995, the Director-Defendants entered into a Stock Purchase Agreement with one of the plaintiffs in the Shoen Litigation, Maran, Inc., a Nevada corporation ("Maran"). All of Maran's voting stock was held by Mary Anna Shoen Eaton ("Shoen Eaton"), who was also a plaintiff in the Shoen Litigation. Under the Stock Purchase Agreement, the Director-Defendants agreed to purchase 3,343,076 shares of Common Stock held by Maran in exchange for approximately $22.7 million. The Stock Purchase Agreement was approved by the bankruptcy court on October 10, 1995. On October 18, 1995, the Company exercised its right of first refusal and repurchased the Common Stock that was the subject of the Stock Purchase Agreement for the price set forth therein. In addition, on September 19, 1995, the Director-Defendants, Shoen Eaton, Maran, and the Company entered into a Settlement Agreement, providing for the payment to Shoen Eaton of approximately $41.4 million in exchange for a full release of all claims against the Company and the Director-Defendants, including all claims asserted by her in the Shoen Litigation. The Settlement Agreement was approved by the bankruptcy court on October 10, 1995, and the payment was made on October 18, 1995. As a result of the foregoing, and after giving effect to the discount achieved through settlement, approximately $84.6 million of the judgment in the Shoen Litigation was satisfied.

     Pursuant to the judgment in the Shoen Litigation, on January 30, 1996, the Company acquired 833,420 shares of Common Stock held by L.S.S., Inc. ("L.S.S.") in exchange for approximately $5.7 million and paid damages to L.S. Shoen of approximately $15.4 million. The Company also funded a total of approximately $2.1 million of statutory post-judgment interest on the above amounts. In addition, on February 7, 1996, the Company acquired 1,651,644 shares of Common Stock held by Thermar, Inc. ("Thermar") by paying Thermar approximately $41.8 million, including damages of approximately $30.6 million. The Company also paid to Thermar approximately $4.1 million of statutory post-judgment interest on such amount. Finally, on July 19, 1996, the Company paid CEMAR, Inc. ("Cemar") approximately $15.9 million to repurchase 2,331,984 shares of Common Stock held by Cemar. On the same date, the Company paid damages to Cecilia M. Hanlon of approximately $43.1 million and statutory post-judgment, pre-petition date interest of $129,000. On August 6, 1996, the Company funded approximately $8.3 million of post-petition date interest by depositing such amount into an escrow account pending the outcome of a dispute involving the entitlement of the plaintiffs in the Shoen Litigation to post-petition date interest. Upon the funding of the above-mentioned escrow account, the Common Stock held by Cemar was transferred into the Company treasury. As a result of the foregoing transactions, the balance of the judgment has been reduced to approximately $256.0 million, plus post-petition date interest claimed by the plaintiffs.

     With respect to the remaining plaintiffs in the Shoen Litigation, the Plan provides for the payment by the Company of approximately $68.6 million in exchange for 10,094,852 shares of Common Stock held by five of the plaintiffs and for the payment by the Company of approximately $187.4 million to three of the plaintiffs as damages.

     As of the date hereof, an issue remains regarding whether or not the remaining plaintiffs and Cecilia M. Hanlon are entitled to statutory post-judgment interest at the rate of 10% per year for the period following the Director-Defendants' bankruptcy filings. As of August 8, 1996, total accrued post-petition date interest on the outstanding balance of the judgment is approximately $37.4 million and is accruing at the rate of approximately $70,000 per day. On July 19, 1996 the bankruptcy court ruled that the plaintiffs are entitled to such post-petition date interest. The Director-Defendants and the Company intend to appeal the bankruptcy court's decision following the entry of a final order on this issue by the bankruptcy court. Pending the final resolution of the post-petition date interest dispute (including all appeals by either side), the Company intends, if necessary, to deposit either cash or, in appropriate circumstances, an irrevocable letter of credit into an escrow account to secure payment of the post-petition date interest. The amount of the escrow deposit would be in such case equal to the accrued interest to the date funds are deposited into escrow. As provided in the Plan, the escrow deposit, plus interest thereon, will remain until all aspects of the post-petition date interest dispute have been finally decided, including dischargeability litigation which the plaintiffs filed against the Director-Defendants in the bankruptcy court as an alternative means of trying to collect post-petition date interest. The dischargeability litigation has not been set for trial and is likely to await the outcome of the other aspects of the post-petition date interest dispute.

     On March 15, 1996, the bankruptcy court issued a Confirmation Order in each Director-Defendant's Chapter 11 case. This order provided that the effective date for the Plan (i.e., the date on which the Company will pay the plaintiffs an aggregate of approximately $256.0 million and the remaining plaintiffs will surrender their Common Stock) will be no later than October 1, 1996 (absent compelling circumstances justifying an extension of that date).

     As of the date hereof, the Company has not yet determined all of the sources of cash which will be used to fund the Plan. The Company has sold mortgage notes for proceeds of approximately $83.5 million and completed a $97.4 million sale and subsequent lease-back of rental trailers to partially fund the Plan. In order to comply with certain covenants in the Company's current credit agreements following the repurchase of the remaining plaintiffs' stock, it may be necessary to increase stockholders' equity by issuing capital stock. Such capital stock may consist of dividend paying preferred stock, Series B Common Stock, Common Stock, or a combination of the foregoing.

     Because the Company has not determined all of the sources of cash to fund the Plan, the Company is unable to determine with certainty the impact the Plan will have on the Company's prospective financial condition, results of operations, cash flows, or capital expenditure plans. However, as a result of funding the Plan, the Company may incur additional costs in the future in the form of dividends on any dividend paying stock issued to fund the Plan and/or interest on borrowed funds. Furthermore, following consummation of the Plan, and without giving effect to any capital stock which may be issued as part of the Plan funding, the Company's outstanding Common Stock would be reduced by 10,094,852 shares, in addition to the 3,343,076 shares repurchased from Maran on October 18, 1995, the 833,420 shares repurchased from L.S.S. on January 30, 1996, the 1,651,644 shares repurchased from Thermar on February 7, 1996, and the 2,331,984 shares repurchased from Cemar on August 6, 1996.

     Other uncertainties remain about the Plan, including the tax treatment of the payments made and to be made by the Company pursuant to the Plan. Specifically, the Company plans to deduct for income tax purposes approximately $324.3 million of the payments already made and remaining to be made by the Company to the plaintiffs, which will reduce the Company's income tax liability. While the Company believes that such income tax deductions are appropriate, there can be no assurance that any such deductions ultimately will be allowed in full. Accordingly, for tax and other reasons, the Plan could result in material changes in the Company's financial condition, results of operations, and earnings per common share.

     Furthermore, in the event the fair value of the consideration paid by the Company to the plaintiffs is in excess of the fair value of the stock repurchased by the Company, the Company will be required to record an expense equal to that difference. Based upon the uncertainties surrounding the funding of the Plan, the amount of such expense, if any, is not estimable as of the date hereof. No such expense was recorded for book purposes related to the Maran, L.S.S., Thermar, and Cemar transactions and no provision has been made in the Company's financial statements for any payments to be made to the plaintiffs in the future. For the reasons set forth above, the Plan could have the effect of reducing the Company's net income.

                           DESCRIPTION OF SECURITIES

     The following is a description of certain general terms of the Securities to which any Prospectus Supplement may relate. The particular terms of the Securities offered by any Prospectus Supplement (the "Offered Securities") and the extent, if any, to which such general provisions may apply to the Securities so offered will be described in the Prospectus Supplement relating to such Offered Securities.

     The Offered Securities are to be issued under an indenture (the
"Indenture"), between the Company and                     , as trustee (the
"Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. Certain defined terms in the Indenture are capitalized herein.

GENERAL

     The Securities will be unsecured obligations of the Company.

     The Indenture does not limit the amount of Securities that may be issued thereunder and provides that Securities may be issued thereunder from time to time in one or more series.

     Reference is made to the Prospectus Supplement relating to the Offered Securities for the following terms, where applicable, of the Offered Securities:
(1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) the Person to whom any interest on any Offered Security will be payable, if other than the Person in whose name such Offered Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the Offered Securities will mature; (5) the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, and the date or dates from which such interest will accrue;
(6) the dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates; (7) the place or places where the principal of (and premium, if any) and interest on the Offered Securities shall be payable, where any Offered Securities may be surrendered for registration of transfer or exchange and where notices to or demand upon the Company may be delivered; (8) the period or periods within which, the price or prices at which, and the terms and conditions upon which, the Offered Securities may be redeemed in whole or in part, at the option of the Company; (9) the obligation, if any, of the Company to redeem or purchase such Offered Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Offered Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) the denominations in which such Offered Securities will be issuable, if other than denominations of $1,000 and any integral multiples thereof; (11) the portion of the principal amount of the Offered Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof; (12) the right of the Company to defease the Offered Securities or certain restrictive covenants and certain Events of Default under the Indenture; (13) the currency or currencies in which payment of principal and premium, if any, and interest on the Offered Securities will be payable, if other than United States dollars; (14) if the principal of (and premium, if any) or interest, if any, on such Offered Securities is to be payable, at the election of the Company or a Holder thereof, in a currency or currencies other than that in which such Offered Securities are stated to be payable, the currency or currencies in which payment of the principal of (and premium, if any) or interest, if any, on such Offered Securities as to which such election is made will be payable and the period or periods within which, and the terms and conditions upon which, such election may be made; (15) any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the Offered Securities; (16) if the Offered Securities will be issuable only in the form of a Global Security as described under "Book-Entry Securities," the Depository or its nominee with respect to the Offered Securities, and the circumstances under which the Global Security may be registered for transfer or exchange in the name of a

Person other than the Depository or its nominee; (17) any additional Events of Default; and (18) any other terms of the Offered Securities.

     Unless otherwise indicated in the Prospectus Supplement relating to Offered Securities, principal of and premium, if any, and interest, if any, on the Securities will be payable, and the Securities will be exchangeable and transfers thereof will be registrable, at the office of the Trustee at provided that, at the option of the Company, payment of interest may be made by:
(1) wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the Trustee from any Holder of Securities; (2) any similar manner that such Holder may designate in writing to the Trustee; or (3) by check mailed to the address of the Person entitled thereto as it appears in the Security Register. Any payment of principal and premium, if any, and interest, if any, required to be made on an Interest Payment Date, Redemption Date, or at Maturity that is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, Redemption Date, or at Maturity, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, or Maturity.

     Unless otherwise indicated in the Prospectus Supplement relating to Offered Securities, the Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other government charge payable in connection therewith.

     Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from their stated principal amount. In addition, under proposed Treasury Regulations, it is possible that Securities that are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities (or other Securities treated as issued at an original issue discount) and to "investment units" will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

BOOK-ENTRY SYSTEM

     The Securities will be represented by one or more permanent global notes (each, a "Global Security") deposited with, or on behalf of, The Depository Trust Company, as Depository under the Indenture and the Supplemental Indenture (the "Depository"), and registered in the name of the Depository's nominee. Except as set forth below, (1) owners of beneficial interests in a Global Security will not be entitled to have Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities in definitive form and will not be considered the owners or holders thereof under the Securities Indenture and the Supplemental Indenture and (2) each Global Security may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee. Accordingly, beneficial interests in the Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. The depository arrangements described above and such laws may impair the ability to own or transfer beneficial interests in a Global Security. Owners of beneficial interests in any Global Security will not be entitled to receive Securities in definitive form and will not be considered holders of Securities unless (1) the Depository notifies the Company that it is unwilling or unable to continue as Depository for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, (2) the Company executes and delivers to the Trustee a Company Order that such Global Security shall be so exchangeable or (3) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Securities (a "Default"). In such circumstances, upon surrender by the Depository or a successor depository of any Global Security, Securities in definitive form will be issued to each person that the Depository or a successor depository identifies as the beneficial owner of the related Securities. Upon such issuance, the Trustee is required to register such Securities in the name of, and cause such Securities to be delivered to, such person or persons (or nominees thereof). Such Securities would be issued in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof.

     The Depository has advised the Company and the Underwriters as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. The Depository was created to hold securities for its participants (the "Participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depository's direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others (the "Indirect Participants"), such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The Depository agrees with and represents to its Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

     Principal and interest payments on Securities registered in the name of or held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security representing such Securities. Under the terms of the Securities Indenture and the Supplemental Indenture, the Company and the Trustee will treat the persons in whose names the Securities are registered as the holders of such Securities for the purpose of receiving payment of principal and interest on such Securities and for all other purposes whatsoever. Therefore, none of the Company, the Trustee or any paying agent has any direct responsibility or liability for the payment of principal of or interest on the Securities to owners of beneficial interests in any Global Security. The Depository has advised the Company and the Trustee that its current practice is to credit the accounts of Participants with payments of principal or interest on the date payable in amounts proportionate to their respective holdings in principal amount of beneficial interests in a Global Security as shown in the records of the Depository, unless the Depository has reason to believe that it will not receive payment on such date. The Depository's current practice is to credit such accounts, as to interest, in next-day funds and, as to principal, in same-day funds. Payments by Participants and Indirect Participants to owners of beneficial interests in a Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of the Participants and Indirect Participants.

     The Depository has advised the Company that it will take any action permitted to be taken by an owner or Holder of Securities only at the direction of one or more Participants to whose account with the Depository such Holder's Securities are credited. Additionally, the Depository has advised the Company that it will take such actions with respect to any percentage of the beneficial interest of holders who hold Securities through Participants only at the direction of and on behalf of Participants whose account holders include undivided interests that satisfy any such percentage. The Depository may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of Participants whose account Holders include such undivided interests.

SAME-DAY FUNDS SETTLEMENT SYSTEM AND PAYMENT

     Settlement for the Securities will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or, at the option of the Company in the case of Securities issued in definitive form, by check in the case of interest payments.

     Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Securities will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Securities will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Securities.

PURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control Triggering Event, each Holder shall have the right to require the Company to purchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Securities pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the purchase date (the "Change of Control Purchase Price"). Without the appropriate consent of the Holders of the Securities, neither the Board of Directors of the Company nor the Trustee may waive the provisions of the Indenture requiring the Company to make a Change of Control Offer upon a Change of Control Triggering Event. Events that constitute a Change of Control may not require approval by the Company's Board of Directors.

     Within 30 days following any Change of Control Triggering Event, the Company shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) mail a notice to the Trustee and each Holder stating: (1) that a Change of Control Triggering Event has occurred and a Change of Control Offer is being made pursuant to the covenant in the Indenture entitled "Purchase of Securities at the Option of Holders Upon a Change of Control" and that all Securities timely tendered will be accepted for payment; (2) the purchase price and the purchase date, which date shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Securities (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (4) that any Securities (or portions thereof) not tendered will continue to accrue interest; (5) a description of the transaction or transactions constituting the Change of Control Triggering Event; and (6) the procedures that holders of Securities must follow in order to tender their Securities (or portions thereof) for payment and the procedures that Holders of Securities must follow in order to withdraw an election to tender Securities (or portions thereof) for payment.

     The Company will comply, to the extent then applicable and required by law, with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder in connection with the purchase of Notes pursuant to the Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

     Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain any other provisions that permit the Holders of the Securities to require that the Company purchase or redeem the Securities in the event of a takeover, recapitalization or similar restructuring.

     Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness for money borrowed outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The Indenture does not contain any covenants or provisions that may afford holders of the Securities protection in the event of a highly leveraged transaction.

     The Company may not currently have adequate financial resources to effect a repurchase of the Securities upon a Change of Control Triggering Event and there can be no assurance that the Company will have such resources in the future. The inability of the Company to repurchase the Securities upon a Change of Control Triggering Event would constitute an Event of Default.

     The occurrence of certain of the events that would constitute a Change of Control could trigger a prepayment obligation under certain of the Company's credit agreements and debt obligations, and failure to effect such prepayment could constitute an event of default under such credit agreements and debt obligations. If the Company is not able to obtain requisite consents or waivers from the lenders under such credit agreements and the holders of such debt obligations, the Company may be unable to fulfill its repurchase obligations following a Change of Control Triggering Event, thereby resulting in a default under the Indenture and permitting the pursuit of remedies under the Indenture in the manner described under "Events of Default." Future indebtedness of the Company may also contain prohibitions of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of Securities of their right to require the Company to repurchase the Securities could cause a default under such indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a repurchase may be limited by the Company's then existing financial resources. In the event that a Change of Control Offer occurs at a time when the Company does not have sufficient available funds to pay the Change of Control Purchase Price for all Securities tendered pursuant to such offer or a time when the Company is prohibited from purchasing the Securities (and the Company is unable either to obtain the consent of the holders of the relevant indebtedness or to repay such indebtedness), an Event of Default would occur under the Indenture.

COVENANTS

     The Indenture contains certain restrictive covenants that are set forth below. Any additional restrictive covenants relating to any series of Securities will be described in the Prospectus Supplement relating to such series. If any such covenants are described, the Prospectus Supplement will also state whether the "covenant defeasance" provisions described below will apply.

     Limitation on Liens Securing Indebtedness. The Company will not, and will not permit any Consolidated Subsidiary to, create or incur, or suffer to be incurred or to exist, at any time, any Lien on its or their property, whether now owned or hereafter acquired, or upon any income or profits therefrom, to secure the payment of any indebtedness for money borrowed of the Company or of any Consolidated Subsidiary or of any other Person, unless all obligations of the Company on or in respect of the Securities are equally and ratably and validly secured by such Lien by proceedings and documents reasonably satisfactory to the Trustee, except that the provisions of this paragraph shall not prohibit the following:

          (a) Liens existing as of the Issue Date securing indebtedness for money borrowed of the Company and its Consolidated Subsidiaries outstanding on such date;

          (b) Liens (i) incurred after the Issue Date given (on or within 120 days of the date of acquisition, construction or improvement) to secure the payment of the purchase price or construction costs incurred by the Company or a Consolidated Subsidiary in connection with the acquisition, construction or improvement of real and personal property useful and intended to be used in carrying on the business of the Company or such Consolidated Subsidiary, or (ii) on fixed assets useful and intended to be used in carrying on the business of the Company or a Consolidated Subsidiary existing at the time of acquisition or construction thereof by the Company or such Consolidated Subsidiary or at the time of acquisition by the Company or a Consolidated Subsidiary of any business entity then owning such fixed assets, whether or not such existing Liens were given to secure the payment of the purchase price or construction costs of the fixed assets to which they attach, so long as Liens permitted by this clause (ii) were not incurred, extended or renewed in contemplation of such acquisition or construction, provided that any such Liens permitted by this clause (b) shall attach solely to the property acquired, constructed, improved or purchased;

          (c) Liens for taxes, assessments or other governmental levies or charges not yet due or which are subject to a good faith contest;

          (d) Liens incidental to the conduct of the Company's and its Subsidiaries' businesses or their ownership of property and other assets not securing any indebtedness for money borrowed and not otherwise incurred in connection with the borrowing of money or obtaining of credit, and which do not in the aggregate materially diminish the value of the Company's or Subsidiaries' property or assets when taken as a whole, or materially impair the use thereof in the operation of their businesses;

          (e) Liens in respect of any interest or title of a lessor in any property subject to a Capitalized Lease permitted under "-- Limitation on Sale and Leaseback";

          (f) Liens arising in respect of judgments against the Company, except for any judgment in an amount in excess of $1,000,000 which is not discharged or execution thereof stayed pending appeal within 45 days after entry thereof;

          (g) Liens in favor of the Company or any Consolidated Subsidiary of the Company;

          (h) Liens consisting of minor survey exceptions or minor encumbrances, easements or reservations, or rights of others for rights-of-way, utilities and other similar purposes, or zoning or other restrictions as to use of real property, that are necessary for the conduct of the operations of the Company and its Subsidiaries or that customarily exist on properties of corporations engaged in similar businesses and are similarly situated and that do not in any event materially impair their use in the operations of the Company and its Subsidiaries; and

          (i) Liens renewing, extending or refunding any Lien permitted by the preceding clauses of this paragraph; provided, however, that the principal amount of indebtedness for money borrowed secured by such Lien immediately prior thereto is not increased and such Lien is not extended to any other assets or property.

     Notwithstanding the foregoing, the Company or any Consolidated Subsidiary may create or assume Liens, in addition to those otherwise permitted by the preceding clauses of this paragraph, securing indebtedness for money borrowed of the Company or any Consolidated Subsidiary issued or incurred after the Issue Date, provided that at the time of such issuance or incurrence, the aggregate amount of all Secured Indebtedness and Attributable Debt would not exceed 15% of Consolidated Net Tangible Assets.

     In the event that any property of the Company or any Consolidated Subsidiary is subjected to a Lien not otherwise permitted by this paragraph, the Company will make or cause to be made a provision whereby the Securities will be secured (together with other indebtedness for money borrowed then entitled thereto and equal in rank to the Securities), to the full extent permitted under applicable law, equally and ratably with all other obligations secured thereby, and in any case the Securities shall (but only in such event) have the benefit, to the full extent that the holders of the Securities may be entitled thereto under applicable law, of an equitable Lien on such property equally and ratably securing the Securities and such other obligations.

     Limitation on Sale and Leaseback. The Company will not, and will not permit any Consolidated Subsidiary to, enter into any arrangement, directly or indirectly, whereby the Company or such Consolidated Subsidiary shall, in one transaction or a series of related transactions, (i) sell, transfer or otherwise dispose of any property owned by the Company or any Consolidated Subsidiary and
(ii) more than 120 days after the later of the date of initial acquisition of such property or completion or occupancy thereof, as the case may be, by the Company or such Consolidated Subsidiary, rent or lease, as lessee, such property or substantially identical property or any material part thereof (a "Sale and Leaseback Transaction"), provided that the foregoing restriction shall not apply to any Sale and Leaseback Transaction if (a) immediately after the consummation of such Sale and Leaseback Transaction and after giving effect thereto, no Default or Event of Default shall exist and (b) any one of the following conditions is satisfied:

          (i) the lease concerned constitutes a Capitalized Lease and at the time of entering into such Sale and Leaseback Transaction and after giving effect thereto and to any Liens incurred pursuant to "-- Limitation on Liens Securing Indebtedness", the aggregate amount of all Secured Indebtedness and Attributable Debt would not exceed 15% of Consolidated Net Tangible Assets; or

          (ii) the lease has a term which in the aggregate would not exceed 36 months (including any extensions or renewals thereof at the option of the lessee); or

          (iii) the sale of such property is for cash consideration which equals or exceeds the fair market value thereof (as determined in good faith by the Company) and the net proceeds from such sale are applied, within 30 days of the date of the sale thereof, to the payment (other than payments due at maturity or in satisfaction of, or applied to, any mandatory or scheduled payment or prepayment obligation) of indebtedness for money borrowed of the Company which ranks, in right of payment, on a parity with or senior to the Securities.

     Restrictive Agreements. The Company will not and will not permit any of its Consolidated Subsidiaries to enter into any indenture, agreement, instrument or other arrangement which, directly or indirectly, prohibits or restrains, or has the effect of prohibiting or restraining, or imposes materially adverse conditions upon, the ability of any Consolidated Subsidiary to make loans or advances to the Company or to declare and pay dividends or make distribution on shares of such Consolidated Subsidiary's capital stock (whether now or hereafter outstanding); provided, however, that any agreement to subordinate indebtedness for money borrowed owing from any Consolidated Subsidiary to the Company or owing between Consolidated Subsidiaries pursuant to any Priority Debt or to any guarantee of such indebtedness for money borrowed shall not be deemed to violate this paragraph so long as any such agreement to subordinate does not directly or indirectly prohibit or restrain the ability of any such Consolidated Subsidiary to make loans or advances to the Company or to declare and pay dividends or make distributions on shares of such Consolidated Subsidiary's capital stock (whether now or hereafter outstanding).

     Corporate Existence. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and material rights (charter and statutory) and material franchises of the Company; provided, however, that the Company shall not be required to preserve any such right or franchise if the Board of Directors shall determine that the preservation of such rights and franchises is no longer desirable in the conduct of the business of the Company and its Consolidated Subsidiaries considered as a whole, and that the loss thereof is not disadvantageous in any material respect to the holders of the Securities.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to Securities of any series: (a) failure to pay principal of or premium, if any, on any Security of that series when due; (b) failure to pay any interest on any Security of that series when due, continued for 30 days; (c) (i) the failure by the Company or any Subsidiary to pay indebtedness for money borrowed (including Securities of other series) in an aggregate principal amount exceeding $10,000,000 at the later of final maturity or upon the expiration of any applicable period of grace with respect to such principal amount or (ii) acceleration of the maturity of any indebtedness for money borrowed of the Company or any Subsidiary in excess of $10,000,000, if such failure to pay or acceleration is not discharged or such acceleration is not annulled within 15 days after due notice; (d) the failure to perform any covenant or warranty of the Company in the Indenture described herein under "Purchase at the Option of Holders Upon a Change of Control" (including the failure to purchase the Securities required to be purchased pursuant to a Change of Control Offer in accordance with the terms of such Change of Control Offer); (e) failure to deposit any sinking fund payment, when due, in respect of any Security of that series; (f) failure to perform any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (g) certain events in bankruptcy, insolvency or reorganization; and (h) any other Event of Default provided with respect to Securities of that series.

     If an Event of Default specified in clause (g) above occurs and is continuing with respect to Securities, then the principal amount of the Outstanding Securities shall become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. If an Event of Default (other than one specified in clause (g) in the immediately preceding paragraph) with respect to Outstanding Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Securities of that series to be due and payable immediately by written notice to the Company (and to the Trustee if given by the Holders). At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

     Reference is made to the Prospectus Supplement relating to each series of Offered Securities that are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture provides that the Trustee will be under no obligation, subject to the duty of the Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series.

     The Company will furnish to the Trustee annually a certificate as to compliance by the Company with all terms, provisions, and conditions of the Indenture.

DEFEASANCE

     The Prospectus Supplement will state if any defeasance provision will apply to the Offered Securities.

     DEFEASANCE AND DISCHARGE

     The Indenture provides that, if applicable, the Company will be discharged from any and all obligations in respect of the Securities of any series (except for certain obligations to register the transfer or exchange of Securities of such series, to replace stolen, lost, or mutilated Securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the irrevocable deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined), which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that Holders of the Securities of such series will not recognize income, gain, or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance, and discharge had not occurred.

     DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

     The Indenture provides that the Company may omit to comply with the covenants described under "Purchase at the Option of Holders Upon a Change of Control", "Certain Covenants -- Limitation on Liens Securing Indebtedness", "Certain Covenants -- Limitation on Sale and Leaseback", and "Certain
Covenants -- Restrictive Agreements" and that violations of such covenants will not be deemed to be an Event of Default under the Indenture to the extent that the conditions described herein are met. The Indenture also provides with respect to the Securities of any series, to the extent provided for in the Prospectus Supplement, that the Company may omit to comply with certain restrictive covenants provided for in this Prospectus or the Prospectus Supplement and, to the extent provided in the Prospectus Supplement, that violations of certain restrictive covenants provided for in the Prospectus Supplement shall not be deemed to be an Event of Default under the Indenture and the Securities of such series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations (as defined) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Securities of such series. The obligations of the Company under the Indenture and the Securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (who may be an employee of or counsel for the Company) to the effect that the Holders of the Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT

     In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to the Securities of any series as described above and the Securities of such series are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (f) under "Events of Default," the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Securities of such series at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security, (b) reduce the principal amount of, or the premium, if any, or interest, if any, on any Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, or (f) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

     The Holders of a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all Securities of that series waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or premium, if any, or interest on any Securities Security of that series or in respect of a provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Securities Security of that series affected. In addition, a modification or amendment to the Indenture may not waive the Company's obligation to make a Change of Control Offer without the written consent of the holders of at least two-thirds in aggregate principal amount of the then outstanding Securities.

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     The Company, without the consent of any Holders of Outstanding Securities, may consolidate or merge with or into, or transfer or lease its assets as an entirety to, any Person, provided that (i) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquires or leases the assets of the Company substantially as an entirety is organized and existing under the laws of any United States jurisdiction and expressly assumes the Company's obligations on the Securities and under the Indenture, (ii) after giving effect to such transaction no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing (provided that a transaction will only be deemed to be in violation of this condition (ii) as to any series of Securities as to which such Event of Default or such event shall have occurred and be continuing), and (iii) certain other conditions are met.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Attributable Debt" means indebtedness for money borrowed deemed to be incurred in respect of a Sale and Leaseback Transaction and shall be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded annually), of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction.

     "Capital Stock" means, with respect to any person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests, or any other participation, right, warrant, option, or other interest in the nature of an equity interest in such person, but excluding debt securities convertible or exchangeable into such equity interest.

     "Capitalized Lease" means any lease the obligation for Rentals with respect to which is required to be capitalized on a consolidated balance sheet of the lessee and its subsidiaries in accordance with GAAP.

     "Change of Control" means the occurrence of any of the following events:
(i) any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act; provided, however, that a group formed solely for the purpose of voting securities shall not be deemed to be a group for purpose of this definition), other than the Company, any employee benefit plan of the Company or any Subsidiary, or Permitted Persons, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 35% or more of the total voting power of the fully diluted Voting Stock of the Company,
(ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of 66-2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, (iii) the Company consolidates or merges with or into any other person or any other person consolidates or merges with or into the Company, in either case, other than a consolidation or merger (a) with a Wholly-Owned Consolidated Subsidiary in which all of the Voting Stock of the Company outstanding immediately prior to the effectiveness thereof is changed into or exchanged for substantially the same consideration or (b) (1) pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property with the effect that the "beneficial owners" of the outstanding Voting Stock of the Company, immediately prior to such transaction, beneficially own, directly or indirectly, more than 50% of the total voting power of the fully diluted Voting Stock of the surviving corporation immediately following such transaction and (2) no "person" or "group", other than the Company, any employee benefit plan of the Company or any Subsidiary, or Permitted Persons, beneficially owns, directly or indirectly, 35% or more of the total voting power of the fully diluted Voting Stock of the surviving corporation immediately following such transaction, or (iv) the Company sells, conveys, transfers or leases, directly or indirectly, all or substantially all of its assets to any Person other than a Wholly-Owned Consolidated Subsidiary.

     "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline with respect to the Securities.

     "Consolidated Net Tangible Assets" means, as of the date of any determination thereof, the total amount of all assets of the Company and its Consolidated Subsidiaries (less depreciation, depletion and other properly deductible valuation reserves) after deducting Intangibles.

     "Consolidated Subsidiary" means any Subsidiary of the Company or of any Consolidated Subsidiary which is consolidated with the Company for financial reporting purposes in accordance with GAAP.

     "GAAP" means United States generally accepted accounting principles as in effect as of the date of determination, unless otherwise stated.

     "indebtedness for money borrowed", when used with respect to the Company or any Subsidiary, means any obligation of, or any obligation guaranteed by, the Company or any Subsidiary for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation of, or any such obligation guaranteed by, the Company for the payment of the purchase price of property or assets.

     "Intellectual Properties" means all material patents, patent applications, copyrights, copyright applications, trade secrets, trade names and trademarks, technologies, methods, processes or other proprietary properties or information which are used by the Company and its Consolidated Subsidiaries in the conduct of their business and are either owned by them or are used, employed or practiced by them under valid and existing licenses, grants, "shop rights", or other rights.

     "Intangibles" means all Intellectual Properties and all goodwill, patents, trade names, trademarks, copyrights, franchises, experimental expense, organization expense, unamortized debt discount and expense, deferred assets (other than prepaid insurance, prepaid taxes, prepaid advertising, prepaid licensing and other similar expenses prepaid in the ordinary course of business), amounts invested in or advanced to or equity in the Company's Subsidiaries other than Consolidated Subsidiaries less any writedowns thereof, the excess of cost of shares acquired over book value of related assets, any increase in the value of a fixed asset arising from a reappraisal, revaluation or write-up thereof, and such other assets as are properly classified as "intangible assets" in accordance with GAAP.

     "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's Investors Service, Inc. (or any successor to the rating agency business thereof), BBB- (or the equivalent) by Standard & Poor's Rating Group (or any successor to the rating agency business thereof), and BBB- (or the equivalent) by Duff & Phelps Credit Rating Co. (or any successor to the rating agency business thereof).

     "Issue Date" means the date of issuance of the Securities.

     "Lien" means any interest in property securing an obligation owed to, or a claim by, a person other than the owner of the property, whether such interest is based on the common law, statute or contract, and including but not limited to the security interest or lien arising from a mortgage, encumbrance, pledge, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term "Lien" shall include reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, bankers' liens, setoffs and similar arrangements, leases and other title exceptions and encumbrances (including, with respect to stock, stockholder agreements, voting trust agreements, buy-back agreements and all similar arrangements) affecting property. For the purposes hereunder, the Company or a Consolidated Subsidiary shall be deemed to be the owner of any property which it has acquired or holds subject to a conditional sale agreement, Capitalized Lease or other arrangement pursuant to which title to the property has been retained by or vested in some other person for security purposes and such retention or vesting shall constitute a Lien.

     "Permitted Persons" means (i) Edward J. Shoen, Mark V. Shoen, James P. Shoen, Paul F. Shoen, Sophia M. Shoen (and during the Plan Consummation Period only, Samuel W. Shoen, Michael L. Shoen, and Katrina Shoen Carlson) and the spouse and lineal descendants of each such individual, the spouses of each such lineal descendants and the lineal descendants of such spouses, (ii) any trusts for the primary benefit of, the executor or administrator of the estate of, or other legal representative of, any of the individuals referred to in the foregoing clause
(i), and (iii) any corporation with respect to which all the Voting Stock thereof is, directly or indirectly, owned by any of the individuals referred to in the preceding clause (i).

     "Plan Consummation Period" means the period beginning on the Issue Date and ending on the date of purchase by the Company (directly or indirectly) of Common Stock of the Company held by Samuel W. Shoen, Michael L. Shoen, and Katrina Shoen Carlson or any corporation with respect to which all the Voting Stock thereof is, directly or indirectly, owned by any of the foregoing individuals.

     "Priority Debt" means (i) indebtedness for money borrowed of any Consolidated Subsidiary, except indebtedness for money borrowed issued to and held by the Company or a Wholly-Owned Consolidated Subsidiary, and (but without duplication) (ii) Secured Indebtedness.

     "Rating Agencies" means Standard & Poor's Rating Group, Duff & Phelps Credit Rating Co., and Moody's Investors Service, Inc. or any successor to the respective rating agency businesses thereof.

     "Rating Date" means the date which is 90 days prior to the earlier of (i) a Change of Control and (ii) public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control.

     "Rating Decline" means, with the respect to the Securities, the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or of the intention by the Company to effect a Change of Control (which period shall be extended so long as the rating of such Securities is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) in the event the Securities were assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Securities by both Standard & Poor's Rating Group and Moody's Investors Service, Inc. shall decrease below an Investment Grade Rating; or (b) in the event the Securities were rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Securities by both Standard & Poor's Rating Group and Moody's Investors Service, Inc. shall decrease by one or more gradations (including gradations within rating categories as well as between rating categories).

     "Rentals" means and includes, as of the date of any determination thereof, all fixed payments (including as such all payments which the lessee is obligated to make to the lessor on termination of the lease or surrender of the property) payable by the Company or a Consolidated Subsidiary, as lessee or sublessee under a lease of real or personal property, but shall be exclusive of any amounts required to be paid by the Company or a Consolidated Subsidiary (whether or not designated as rents or additional rents) on account of maintenance, repairs, insurance, taxes and similar charges. Fixed rents under any so-called "percentage leases" shall be computed solely on the basis of the minimum rents, if any, required to be paid by the lessee regardless of sales volume or gross revenues.

     "Secured Indebtedness" means any indebtedness for money borrowed, whether of the Company or any Consolidated Subsidiary, secured by any Lien on any property of the Company or any Consolidated Subsidiary.

     "Subsidiary" means a person more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

     "Voting Stock" of a person means all classes of Capital Stock of such person then outstanding and normally entitled to vote in the election of directors (or persons performing similar functions) or to direct the business and affairs of the issuer of such Capital Stock in the absence of contingencies.

     "Wholly-Owned Consolidated Subsidiary" means any Consolidated Subsidiary all of the outstanding Capital Stock of which (except for directors' qualifying shares to the extent required by applicable law) is owned by the Company and/or its Wholly-Owned Consolidated Subsidiaries.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in and/or outside the United States:
(i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchase; or (iii) through agents. The Prospectus Supplement with respect to the Securities being offered will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities, or, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of the applicable Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the Offered Securities if any are purchased.

     If dealers are utilized in the sale of Offered Securities in respect of which this Prospectus is delivered, and if so specified in the applicable Prospectus Supplement, the Company will sell such Offered Securities to the dealers as principals. The dealers may then sell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the applicable Prospectus Supplement.

     The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, may engage in transactions with, or perform services for, the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Securities offered hereunder will be passed upon for the Company by Lionel, Sawyer & Collins, 300 S. 4th Street, Suite 1700, Las Vegas, Nevada 89101. Certain legal matters in connection with this offering will be passed upon for the Underwriters by the counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1996 and 1995 and for each of the years in the three-year period ended March 31, 1996 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

=========================================================

     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER OR AGENT, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                   PROSPECTUS

                                          PAGE
                                          ----
Available Information...................     2
Information Incorporated by Reference...     2
Company Summary.........................     3
Risk Factors............................     5
Use of Proceeds.........................     6
Ratio of Earnings to Fixed Charges......     6
Selected Consolidated Financial Data....     7
Business................................     8
Shoen Litigation........................    17
Description of Securities...............    21
Plan of Distribution....................    33
Legal Opinions..........................    33
Experts.................................    33

=========================================================


=========================================================

                                  $600,000,000

                                  A M E R C O

                                      LOGO

                                DEBT SECURITIES

                          ---------------------------
                                   PROSPECTUS
                          ---------------------------
                             Dated August   , 1996

=========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission Registration Fee..............  $206,897
Printing and Engraving Expenses..................................    20,000*
Legal Fees and Expenses..........................................    90,000*
Accounting Fees and Expenses.....................................    50,000*
Other Expenses...................................................     3,103*
                                                                   --------
          Total Expenses.........................................  $370,000*
                                                                   ========

- ---------------
* Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Nevada General Corporation Law requires the Company to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The Company's Restated Articles of Incorporation eliminate personal liability of directors and officers, to the Company or its stockholders, for damages for breach of their fiduciary duties as directors or officers, except for liability
(i) for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the unlawful payment of dividends. In addition, the Company's By-Laws provide that the Company shall indemnify, to the fullest extent authorized or permitted by law, any person made, or threatened to be made, a defendant in any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she was a director or officer of the Company. The Company has also executed Indemnification Agreements that provide that certain of the Company's directors and officers shall be indemnified and held harmless by the Company to the fullest extent permitted by applicable law or the Restated Articles of Incorporation or By-Laws of the Company. The Company has established a trust fund with Harris Trust and Savings Bank as trustee in order to fund its obligations under the Indemnification Agreements. The Company has agreed to maintain a minimum balance in the trust fund of $1,000,000. The Nevada General Corporation Law prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Nevada General Corporation Law may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law. The Nevada General Corporation Law also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                          EXHIBIT
- ------     ----------------------------------------------------------------------------------
  1        Form of Underwriting Agreement for Debt Securities+
  2.1      Order Confirming Plan(1)
  2.2      Second Amended and Restated Debtor's Plan of Reorganization Proposed by Edward J.
           Shoen(1)
  4.1      Form of Indenture+
  4.2      Form of Debt Securities+
  4.3      Form(s) of Supplemental Indenture relating to Debt Securities*
  4.4      Restated Articles of Incorporation(2)
  4.5      Restated By-Laws of AMERCO dated August 15, 1995(3)
  5        Opinion re Legality
 12        Statement re Computation of Ratios
 23.1      Consent of Independent Accountants
 23.2      Consent of Lionel, Sawyer & Collins (included in Exhibit 5)
 24        Power of Attorney (included on signature page of Registration Statement)
 25        Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The First National Bank of Chicago, as Trustee under the Indenture
 28        Information from Reports Furnished to State Insurance Regulatory Authorities(4)

- ---------------
  * To be filed by means of Form 8-K.

  + To be filed by amendment.

(1) Incorporated by reference to the Company's Registration Statement on Form S-3, Registration No. 333-1195

(2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1992, File No. 0-7862.

(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, File No. 0-7862.

(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1996, File No. 0-7862.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each such filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (6) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (7) To file an application for the purpose of determining the eligibility of the Trustee to act under subsection (a) of section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Trust Indenture Act of 1939.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 13th day of August, 1996.

                                          AMERCO

                                          By:       /s/ EDWARD J. SHOEN

                                            ------------------------------------
                                                      Edward J. Shoen
                                            Chairman of the Board and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Edward J. Shoen, as attorney-in-fact, to sign in his name and behalf, individually and in each capacity designated below, and to file any amendments, including post-effective amendments to this registration statement.

            NAME AND SIGNATURE                           TITLE                      DATE
- ------------------------------------------    ---------------------------    ------------------
           /s/ EDWARD J. SHOEN                Chairman of the Board and       August 13, 1996
- ------------------------------------------    President (Principal
             Edward J. Shoen                  executive officer)
            /s/ GARY B. HORTON                Treasurer (Principal            August 13, 1996
- ------------------------------------------    financial and accounting
              Gary B. Horton                  officer)
                                              Director                        August   , 1996
- ------------------------------------------
              Mark V. Shoen
            /s/ JAMES P. SHOEN                Director                        August 13, 1996
- ------------------------------------------
              James P. Shoen
           /s/ WILLIAM E. CARTY               Director                        August 13, 1996
- ------------------------------------------
             William E. Carty
            /s/ JOHN M. DODDS                 Director                        August 13, 1996
- ------------------------------------------
              John M. Dodds
           /s/ CHARLES J. BAYER               Director                        August 13, 1996
- ------------------------------------------
             Charles J. Bayer
          /s/ RICHARD J. HERRERA              Director                        August 13, 1996
- ------------------------------------------
            Richard J. Herrera
                                              Director                        August   , 1996
- ------------------------------------------
            Aubrey K. Johnson

                                 EXHIBIT INDEX

                                                                                        SEQUENTIAL
    EXHIBIT                                                                              NUMBERED
    NUMBER                                       TITLE                                     PAGE
    ------        --------------------------------------------------------------------  ----------
      1           Form of Underwriting Agreement for Debt Securities+.................
      2.1         Order Confirming Plan(1)............................................
      2.2         Second Amended and Restated Debtor's Plan of Reorganization Proposed
                  by Edward J. Shoen(1)...............................................
      4.1         Form of Indenture+..................................................
      4.2         Form of Debt Securities+............................................
      4.3         Form(s) of Supplemental Indenture relating to Debt Securities*......
      4.4         Restated Articles of Incorporation(2)...............................
      4.5         Restated By-Laws of AMERCO dated August 15, 1995(3)
      5           Opinion re Legality.................................................
     12           Statement re Computation of Ratios..................................
     23.1         Consent of Independent Accountants..................................
     23.2         Consent of Lionel, Sawyer & Collins (included in Exhibit 5).........
     24           Power of Attorney (included on signature page of Registration
                  Statement)..........................................................
     25           Form T-1 Statement of Eligibility under the Trust Indenture Act of
                  1939,
                  as amended, of The First National Bank of Chicago, as Trustee under the
                  Indenture...........................................................
     28           Information from Reports Furnished to State Insurance Regulatory
                  Authorities(4)......................................................

- ---------------
  * To be filed by means of Form 8-K.

  + To be filed by amendment.

(1) Incorporated by reference to the Company's Registration Statement on Form S-3, Registration No. 333-1195

(2) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1992, File No. 0-7862.

(3) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, File No. 0-7862.

(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1996, File No. 0-7862.

                                   APPENDIX A

                        DESCRIPTION OF GRAPHIC MATERIAL

1.    Location:        Outside Front and Back Covers of Prospectus
      Item:
                       Company Logo
      Description:
                       Registered Logo U-Haul International, Inc.
2.    Location:
                       Page 4 of the Prospectus
      Item:
                       Corporate Structure
      Description:
                       A chart showing the corporate structure of the Company and its major subsidiaries. The chart shows the Company on top, above its three principal subsidiaries; Ponderosa Holdings, Inc., U-Haul International,
                       Inc., and Amerco Real Estate Company situated horizontally beside one another. Directly below Ponderosa Holdings, Inc. are its subsidiaries,
                       Oxford Life Insurance Company and Republic Western Insurance Company,
                       situated horizontally beside one another.